Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed with the SEC on October 13, 2010 (the "Registration Statement") of our report dated September 30, 2010, relating to the consolidated balance sheets of Sharp Performance, Inc. ( a development stage company) (“the Company"), as of June 30, 2010 and 2009 and the related statement of operations, changes in stockholders' deficiency and cash flows for the years ended June 30, 2010 and 2009 and for the period from June 5, 2008 (inception) to June 30, 2010 which report includes an explanatory paragraph as to an uncertainty with respect to the Company's ability to continue as a going concern, appearing in the Prospectus, which is a part of such Registration Statement.  We also consent to the reference to our firm under the caption "Experts" in such Registration Statement.

/s/Bernstein & Pinchuk  LLP

New York, NY
October 13, 2010